Page 1 of 12 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

FUSHI COPPERWELD, INC.
(Name of Issuer)

Common Stock, $0.006 par value
(Title of Class of Securities)

36113E107 (CUSIP Number)

John C. Nagel
Citadel Investment Group, L.L.C.
131 S. Dearborn Street, 32nd Floor
Chicago, Illinois 60603
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 10, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 36113E107	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,845,485 shares[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,857,243 shares[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.8%[3]
14	TYPE OF REPORTING PERSON PN, HC
_____________
1  Includes 11,988,242 shares of the common stock of Issuer beneficially owned by Mr. Fu Li over which the Reporting Persons may be deemed to have shared voting power pursuant to the Investor Rights Agreement (as hereinafter defined), under which Mr. Li has agreed to vote all shares of the common stock of the Issuer owned by him to ensure that nominees of the Reporting Persons are elected to the Board of Directors of Issuer. The Reporting Persons expressly disclaim beneficial ownership of the shares beneficially owned by Mr. Li.
2  Includes 2,142,857 shares of the common stock of Issuer acquired by the Reporting Persons upon the conversion of $15,000,000 in principal amount of the Issuer's Convertible Notes.
3 The percentages reported in this Amendment No. 2 are based upon 28,125,366 shares of Common Stock outstanding upon the completion of the offering of shares by selling security holders as reported in the Issuer's prospectus filed on November 21, 2007.

CUSIP NO. 36113E107	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Investment Group, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,845,485 shares[4]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,857,243 shares[5]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.8%[6]
14	TYPE OF REPORTING PERSON OO, HC
_____________
4 See footnote 1 above.
5 See footnote 2 above.
6 See footnote 3 above.

CUSIP NO. 36113E107	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Investment Group (Hong Kong) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,845,485 shares[7]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,857,243 shares[8]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.8%[9]
14	TYPE OF REPORTING PERSON CO
_____________
7  See footnote 1 above.
8 See footnote 2 above.
9 See footnote 3 above.

CUSIP NO. 36113E107	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Kenneth Griffin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,845,485 shares[10]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,857,243 shares[11]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.8%[12]
14	TYPE OF REPORTING PERSON IN, HC
_____________
10  See footnote 1 above.
11 See footnote 2 above.
12 See footnote 3 above.

CUSIP NO. 36113E107	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Equity Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,845,485 shares[13]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,857,243 shares[14]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.8%[15]
14	TYPE OF REPORTING PERSON CO
_____________
13 See footnote 1 above.
14  See footnote 2 above.
15  See footnote 3 above.

CUSIP NO. 36113E107	Page 7 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Derivatives Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,845,485 shares[16]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,857,243 shares[17]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.8%[18]
14	TYPE OF REPORTING PERSON BD, OO
_____________
16  See footnote 1 above.
17 See footnote 2 above.
18 See footnote 3 above.

CUSIP NO. 36113E107	Page 8 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Holdings I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,845,485 shares[19]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,857,243 shares[20]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.8%[21]
14	TYPE OF REPORTING PERSON PN, HC
_____________
19  See footnote 1 above.
20  See footnote 2 above.
21  See footnote 3 above.

CUSIP NO. 36113E107	Page 9 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Investment Group II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,845,485 shares[22]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,857,243 shares[23]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.8%[24]
14	TYPE OF REPORTING PERSON OO, HC
_____________
22  See footnote 1 above.
23  See footnote 2 above.
24  See footnote 3 above.

CUSIP NO. 36113E107	Page 10 of 12 Pages

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 2 amends the Schedule 13D filed on February 2, 2007 (such initial filing, the "Original Filing"), as amended by Amendment No. 1 filed on March 22, 2007 ("Amendment No. 1", and together with the Original Filing, the "Schedule 13D"), by Citadel Limited Partnership, Citadel Investment Group, L.L.C., Citadel Investment Group (Hong Kong) Limited, Kenneth Griffin, Citadel Equity Fund Ltd., Citadel Derivatives Group LLC, Citadel Holdings I LP and Citadel Investment Group II, L.L.C. relating to the Common Stock, $0.006 par value, of Fushi Copperweld, Inc. (f/k/a Fushi International, Inc.), Capitalized terms not defined herein shall have the meaning given to them in the Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 of the Schedule 13D is hereby amended to add the following:

Citadel Derivatives Group LLC, a Delaware limited liability company ("CDG"), is a broker-dealer registered with the Securities and Exchange Commission. CDG's principal businesses are acting as a market maker in equity securities and listed options, providing trade execution and order routing services to clients and investing on a proprietary basis. Citadel Derivatives Group Investors LLC, a Delaware limited liability company ("CDGI") and CLP Holdings LLC, a Delaware limited liability company ("CLP Holdings"), are the owners of CDG. The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of CDG is set forth on Exhibit 99.2 attached hereto. CDGI and CLP Holdings do not have control over the voting or disposition of securities held by CDG.

Citadel Holdings I LP, a Delaware limited partnership ("CH-I"), is the non-member manager of CDG. In this capacity, CH-I makes all of the investment decisions for CDG. Citadel Investment Group II, L.L.C., a Delaware limited liability company ("CIG-II"), is the general partner of CH-I. The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of CIG-II is set forth on Exhibit 99.2 attached hereto.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended to add the following:

Pursuant to the terms of the CB Indenture dated January 25, 2007, as described in the Original Filing, the Reporting Persons effected the conversion of $15,000,000 in principal amount of the Issuer's 3.0% Guaranteed Senior Secured Convertible Notes due 2012 into 2,142,857 shares of Common Stock at a conversion price of $7.00 per share.

ITEM 5.	INTERESTS IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended as follows:

CUSIP NO. 36113E107	Page 11 of 12 Pages

(a)	Number of Shares	Percentage of Shares

	14,845,485 shares[25]	52.8%[26]

(b)	Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 14,845,485 shares27

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 2,857,243 shares

(c) On January 10, 2008, the Reporting Persons effected the conversion of $15,000,000 in principal amount of the Issuer's 3.0% Guaranteed Senior Secured Convertible Notes due 2012 into 2,142,857 shares of Common Stock at a conversion price of $7.00 per share. As a result of the conversion, 2,142,857 shares of Common Stock were issued to the Reporting Persons on January 17, 2008. Except as described above, the Reporting Persons have not engaged in any transactions with respect to the Issuer's securities during the last sixty days.

(d)	Not applicable.

(e)	Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as appendices and exhibits (or incorporated by reference herein):

Exhibit 99.1:	Joint Filing Agreement for Amendment No. 2 to Original Filing
Exhibit 99.2:	Supplemental Information concerning Directors and Officers
_____________
25  Includes 11,988,242 shares of the common stock of Issuer beneficially owned by Mr. Fu Li over which the Reporting Persons may be deemed to have shared voting power pursuant to the Investor Rights Agreement, under which Mr. Li has agreed to vote all shares of the common stock of the Issuer owned by him to ensure that nominees of the Reporting Persons are elected to the Board. However, the Reporting Persons have not nominated any persons to serve on the Board. The Reporting Persons expressly disclaim beneficial ownership of the shares beneficially owned by Mr. Li.
26  Based upon 28,125,366 shares of Common Stock outstanding upon the completion of the offering of shares by selling securityholders as reported in the Issuer's prospectus filed on November 21, 2007.
27  See footnote 25 above.

CUSIP NO. 36113E107	Page 12 of 12 Pages

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 22nd day of January, 2008

KENNETH GRIFFIN By: /s/ John C. Nagel John C. Nagel, attorney-in-fact* CITADEL INVESTMENT GROUP, L.L.C. By: /s/ John C. Nagel John C. Nagel, Authorized Signatory	CITADEL EQUITY FUND LTD. By: Citadel Limited Partnership, its Portfolio Manager By: Citadel Investment Group, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory
CITADEL LIMITED PARTNERSHIP By: Citadel Investment Group, L.L.C. its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory	CITADEL INVESTMENT GROUP (HONG KONG) LIMITED By: Citadel Investment Group, L.L.C., its Sole Shareholder By: /s/ John C. Nagel John C. Nagel, Authorized Signatory
CITADEL DERIVATIVES GROUP LLC By: Citadel Limited Partnership, its Managing Member By: Citadel Investment Group, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory	CITADEL HOLDINGS I LP By: Citadel Investment Group II, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory
CITADEL INVESTMENT GROUP II, L.L.C. By: /s/ John C. Nagel John C. Nagel, Authorized Signatory
_____________
* John C. Nagel is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission on February 24, 2006, and hereby incorporated by reference herein. The power of attorney was filed as an attachment to a filing by Citadel Limited Partnership on Schedule 13G for Morgans Hotel Group Co.